                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                  FORM 11-K

[x]      Annual Report Pursuant to Section 15(d) of the Securities Exchange Act
of 1934

For the fiscal year ended December 31, 1996

                                     or

[ ]      Transition Report Pursuant to Section 15(d) of the Securities Exchange
Act of 1934 for the transition period from ________ to ________

                         Commission file number 0-21800

         A. Full title of the plans and the address of the plans, if different from that of the issuer named below:

                          Norwood Promotional Products, Inc.
                            Employees 401(k) Plan

         B. Name of issuer of the securities held pursuant to the plans and the address of its principal executive office:

                          Norwood Promotional Products, Inc.
                          NE Loop 410, Suite 295
                          San Antonio, Texas  78216

         Financial Statements and Exhibits

         (A)     Financial Statements:

                 Norwood Promotional Products, Inc.
                 Employees 401(k) Plan
                          Audited Financial Statements
                                 Report of Independent Auditors
                                 Statements of Net Assets Available for Benefits Statements of Changes in Net Assets Available
                                   for Benefits
                                 Notes to Financial Statements
                          Supplemental Schedules
                                 Schedule of Assets Held for Investment Purposes Schedule of Reportable Transactions

         (B)     Exhibits:

                 23.1     Consent of Akin, Doherty, Klein & Feuge, P.C.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees of the Norwood Promotional Products, Inc. Employees 401(k) Plan have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                NORWOOD PROMOTIONAL PRODUCTS, INC.
                                EMPLOYEES 401(K) PLAN
                                By:      NORWOOD PROMOTIONAL
                                         PRODUCTS, INC., Plan Administrator


                                By:/s/ J. MAX WAITS
                                   -------------------------------------------
                                    J. Max Waits,
                                    Secretary, Treasurer and
                                    Chief Financial Officer

Dated: June 27, 1997

NORWOOD PROMOTIONAL PRODUCTS, INC. EMPLOYEES 401(k) PLAN
AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 1996 AND 1995




                                                                            Page
AUDITED FINANCIAL STATEMENTS                                                ----
Report of Independent Auditors                                               1
Statements of Net Assets Available for Benefits                              2
Statements of Changes in Net Assets Available for Benefits                   3
Notes to Financial Statements                                                4


SUPPLEMENTAL SCHEDULES

Schedule of Assets Held for Investment Purposes                              11
Schedule of Reportable Transactions                                          12


                         REPORT OF INDEPENDENT AUDITORS


To The Retirement Plan Committee
Norwood Promotional Products, Inc. Employees 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Norwood Promotional Products, Inc. Employees 401(k) Plan as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Norwood Promotional Products, Inc. Employees 401(k) Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes, and (2) reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


AKIN, DOHERTY, KLEIN & FEUGE, P.C.



San Antonio, Texas
June 26, 1997

NORWOOD PROMOTIONAL PRODUCTS, INC. EMPLOYEES 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1996 AND 1995


                                                             1996          1995
                                                          ----------   ----------
Investments, at fair value:
        AIM Limited Maturity Treasury Fund                $  284,581   $   49,887
        PIMCO Low Duration Bond Fund                         402,094       51,550
        Fidelity Balanced Fund                                     -      247,893
        Dodge & Cox Balanced Fund                            910,650            -
        AIM Aggressive Growth Fund                           944,395      440,046
        Norwood Promotional Products, Inc. common stock       86,140            -
        Participant loans                                     46,046        7,477
        Cash equivalents                                       8,377       32,096
                                                          ----------   ----------
                                                           2,682,283      828,949

Contributions receivable:
        Employee                                              55,893       34,309
        Employer                                               5,767        2,524
                                                          ----------   ----------
                                                              61,660       36,833

Interest and dividends receivable                                  -          694
                                                          ----------   ----------

        Total assets                                       2,743,943      866,476

Liabilities                                                        -            -
                                                          ----------   ----------

        Net assets available for benefits                 $2,743,943   $  866,476
                                                          ==========   ==========





SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

NORWOOD PROMOTIONAL PRODUCTS, INC. EMPLOYEES 401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1996 AND 1995



                                                                1996           1995
                                                             ----------    ----------
ADDITIONS
        Employee contributions                              $   751,868    $   359,758
        Employer contributions                                   95,959         40,814
        Employee contribution rollovers                         114,720              -
        ArtMold Products Corporation plan assets transfer       903,939              -
        Investment income                                       104,718         36,293
        Net gain on sale of investments                         215,155         18,396
                                                            -----------    -----------
        Total additions                                       2,186,359        455,261


DEDUCTIONS
        Administrative expenses                                       -              -
        Benefit payments                                        179,646         66,657
                                                            -----------    -----------
        Total deductions                                        179,646         66,657

Net unrealized appreciation (depreciation) in aggregate
        fair value of investments                              (129,246)        89,016
                                                            -----------    -----------

        NET INCREASES                                         1,877,467        477,620

Net assets available for benefits at beginning of year          866,476        388,856
                                                            -----------    -----------

        NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR    $ 2,743,943    $   866,476
                                                            ===========    ===========





SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

NORWOOD PROMOTIONAL PRODUCTS, INC. EMPLOYEES 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1996 AND 1995


NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The accounting records of the Norwood Promotional Products, Inc. Employees 401(k) Plan (the "Plan") are maintained on the accrual basis.

Investments: Investments are stated at aggregate fair value with the net unrealized appreciation (depreciation) in fair value reflected in the statement of changes in net assets available for plan benefits. Mutual fund investments are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. Participant loans and cash equivalents are valued at cost which approximates fair value.

Plan Amendments: The last significant amendment to the Plan was effective January 1, 1996, and allowed certain companies acquired by Norwood Promotional Products, Inc. to join the Plan.


NOTE B - DESCRIPTION OF THE PLAN

The following description of the Norwood Promotional Products, Inc. Employees 401(k) Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General: The Plan was established and became effective on January 1, 1994. The Plan Sponsor is Norwood Promotional Products, Inc. (Norwood or Plan Sponsor). Wholly-owned subsidiaries adopting the Plan in 1994 included Radio Cap Company, Inc. and Barlow Promotional Products, Inc. Effective January 1, 1996, ArtMold Products Corporation, Air-Tex Manufacturing Corporation and BTS Group joined the Plan. Effective January 23, 1996, Tee Off Enterprises, Inc. joined the Plan, and effective April 1, 1996, Alpha Products, Inc. joined the Plan.

The Plan is a defined contribution 401(k) plan and covers substantially all employees of covered companies who have one year of service and are age twenty-one or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, the net assets of the Plan are to be distributed to participants in accordance with priorities established in the Plan.

Contributions: Each year, participants may contribute up to 15% of their pretax annual compensation, subject to certain limitations and as defined in the Plan. Participants may also contribute amounts representing distributions ("rollovers") from other qualified defined benefit or contribution plans. The Plan Sponsor also may contribute a matching contribution determined by the Board of Directors and allocated based on each of the participant's contributions.

Participant Accounts: Each participant's account is credited with their contribution and allocations of a) the Plan Sponsor contributions and b) Plan earnings. Allocations are based on the participant's earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting: Participants are one hundred percent (100%) vested at all times in their voluntary contributions. A participant's interest in the contributions the employer makes to the Plan becomes 100% vested upon attaining the Plan's normal retirement age or if employment is terminated due to death or disability. If employment is terminated prior to normal retirement age for any reason other than death or disability, then the employee's interest in employer contributions becomes vested in accordance with specific vesting schedules based on years of service, with 100% vesting being reached after five years of service.

NORWOOD PROMOTIONAL PRODUCTS, INC. EMPLOYEES 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1996 AND 1995


NOTE B - DESCRIPTION OF THE PLAN (CONTINUED)

Investment Options: Upon enrollment in the Plan, a participant may direct employee and matching employer contributions in any of the five following investment options:

                              AIM Limited Maturity Treasury Fund
                              PIMCO Low Duration Bond Fund
                              Dodge & Cox Balanced Fund
                              AIM Aggressive Growth Fund
                              Norwood Promotional Products, Inc. Common Stock

Participants may change their investment options daily.

Participants may borrow from their fund accounts a maximum equal to the lessor of $50,000 or 50% of their vested account balance. Interest rates charged are established by the Retirement Plan Committee. Principal and interest is repaid through payroll deductions.

Payment of Benefits: On termination of service, a participant's vested account balance is distributed in a lump sum payment or in installment payments subject to certain limitations which are defined in the Plan agreement. The unvested amount is forfeited and used to reduce the Sponsor's future contributions. Hardship withdrawals are available to the participants upon approval by the Retirement Plan Committee.


NOTE C - TRANSACTIONS WITH PARTIES-IN-INTEREST

Certain administrative fees for 1996 and 1995 have been provided for or paid for by the Plan Sponsor. These fees were based upon customary and reasonable rates for such services.


NOTE D - INCOME TAX STATUS

The Plan has received a favorable determination letter from the Internal Revenue Service recognizing it as an exempt organization for federal tax purposes under Section 401(k) of the Code.


NOTE E - EXCESS DEFERRALS

The Plan annually must meet certain requirements of ERISA which deal with nondiscrimination rules and regulations. The two primary tests are the Average Deferral Percentage (ADP) and Average Contribution Percentage (ACP) tests. As a result of these tests, the Plan was required to distribute excess deferrals made by certain highly compensated employees of $7,497 and $26,649 for the years ended December 31, 1996 and 1995, respectively. The excess deferrals were refunded to the respective participants, as required by ERISA and the Internal Revenue Service, by March 15 of the succeeding year. The excess deferrals are netted against employee contributions in the year of refund.

NORWOOD PROMOTIONAL PRODUCTS, INC. EMPLOYEES 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1996 AND 1995


NOTE F - INVESTMENTS

The Plan's investments are held by a bank-administered trust fund in certain investment funds selected by the Plan Sponsor. Individual investments in excess of 5% of the fair value of net assets available for benefits are as follows at December 31:


Description of Investments             1996       1995
--------------------------           --------   --------
AIM Limited Maturity Treasury Fund   $284,581   $ 49,887
PIMCO Low Duration Bond Fund          402,094     51,550
Fidelity Balanced Fund                      -    247,893
Dodge & Cox Balanced Fund             910,650          -
AIM Aggressive Growth Fund            944,395    440,046

The Plan's investments, including investments bought, sold, as well as held during the year, appreciated (depreciated) in fair value as follows:

                                                           Net
                                                       Appreciation     Fair Value at
                                                      (Depreciation)     End of Year
                                                      --------------    -------------
Year Ended December 31, 1996
  Fair value as determined by quoted
    market price -
      AIM Limited Maturity Treasury Fund                $    1,547       $  284,581
      PIMCO Low Duration Bond Fund                           6,573          402,094
      Dodge & Cox Balanced Fund                             32,827          910,650
      AIM Aggressive Growth Fund                          (170,312)         944,395
      Norwood Promotional Products, Inc. common stock          119           86,140

  Estimated fair value -
      Participant loans                                          -           46,046
      Cash equivalents                                           -            8,377
                                                        ----------       ----------

        Total investments                               $ (129,246)      $2,682,283
                                                        ==========       ==========


Year Ended December 31, 1995
  Fair value as determined by quoted
    market price -
      AIM Limited Maturity Treasury Fund                $      777       $   49,887
      PIMCO Low Duration Bond Fund                           1,653           51,550
      Fidelity Balanced Fund                                17,499          247,893
      AIM Aggressive Growth Fund                            67,679          440,046
      AIM Constellation Fund                                 1,408                -

  Estimated fair value -
      Participant loans                                          -            7,477
      Cash equivalents                                           -           32,096
                                                        ----------       ----------

        Total investments                               $   89,016       $  828,949
                                                        ==========       ==========

NORWOOD PROMOTIONAL PRODUCTS, INC. EMPLOYEES 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1996 AND 1995


NOTE F - INVESTMENTS (CONTINUED)

The following schedule details the net assets available for benefits for the year ended December 31, 1996:

                                       AIM
                                     Limited         PIMCO                       Dodge          AIM
                                     Maturity     Low Duration    Fidelity       & Cox       Aggressive
                                     Treasury        Bond         Balanced      Balanced       Growth
                                       Fund          Fund           Fund          Fund          Fund
                                    ----------    ------------    ---------     ---------    -----------
Net assets available for benefits
  at January 1, 1996                $   49,887    $   51,550    $  247,893    $             $  440,046

  Employer contributions                12,403        12,074         1,826        26,906        33,993
  Employee contributions                75,785        71,340        22,717       203,132       312,804
  Employee contribution rollovers       32,779        13,947                      29,585        32,791
  ArtMold plan assets transfer         207,855       238,766                     323,353       102,361
  Investment income                     10,109        14,472           183        61,140       240,711
  Benefit payments                     (80,132)       (5,631)                    (30,849)      (57,171)
  Unrealized appreciation
      (depreciation)                     1,547         6,573                      32,827      (170,312)
  Other transfers, net                 (25,652)         (997)     (272,619)      264,556         9,172
                                    ----------    ----------    ----------    ----------    ----------

Net assets available for benefits
    December 31, 1996               $  284,581    $  402,094    $      -0-    $  910,650    $  944,395
                                    ==========    ==========    ==========    ==========    ==========


                                        Norwood
                                        Common       Participant     Cash     Contributions
                                         Stock          Loans     Equivalents  Receivable        Total
                                       ---------   -------------  -----------  -----------    -----------
Net assets available for benefits
  at January 1, 1996                  $             $    7,477    $   32,096    $   37,527   $  866,476

  Employer contributions                   2,462                       3,052         3,243       95,959
  Employee contributions                  16,314                      28,192        21,584      751,868
  Employee contribution rollovers                                      5,618                    114,720
  ArtMold plan assets transfer            31,604                                                903,939
  Investment income                       (7,170)                      1,122          (694)     319,873
  Benefit payments                        (6,592)                        729                   (179,646)
  Unrealized appreciation
      (depreciation)                         119                                               (129,246)
  Other transfers, net                    49,403        38,569       (62,432)
                                      ----------    ----------    ----------    ----------   ----------

Net assets available for benefits
    December 31, 1996                 $   86,140    $   46,046    $    8,377    $   61,660   $2,743,943
                                      ==========    ==========    ==========    ==========   ==========

NORWOOD PROMOTIONAL PRODUCTS, INC. EMPLOYEES 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1996 AND 1995


NOTE F - INVESTMENTS (CONTINUED)

The following schedule details the net assets available for benefits for the year ended December 31, 1995:

                                      AIM
                                    Limited             PIMCO                                          AIM
                                    Maturity        Low Duration       Fidelity        AIM          Aggressive
                                    Treasury            Bond           Balanced   Constellation      Growth
                                      Fund              Fund             Fund          Fund           Fund
                                   ----------        -----------     ------------   ----------      ----------
Net assets available for
  benefits at January 1, 1995       $  15,709        $  23,805       $ 124,312       $ 156,086

  Employer contributions                6,568            5,697          21,063           1,094       $  30,141
  Employee contributions               25,874           24,038         111,048           3,594         149,181
  Investment income                     2,275            2,705           9,421           2,497          35,502
  Benefit payments
  Unrealized appreciation                 777            1,653          17,499           1,408          67,679
  Other transfers, net                 (1,316)          (6,348)        (35,450)       (164,679)        157,543
                                    ---------        ---------       ---------       ---------       ---------

Net assets available for
    benefits at December 31, 1995   $  49,887        $  51,550       $ 247,893       $    -0-        $ 440,046
                                    =========        =========       =========       =========       =========


                                                                  Contributions
                                  Participant        Cash         and Interest
                                     Loans         Equivalents     Receivable       Total
                                  -----------     -----------     -----------   -----------
Net assets available for
  benefits at January 1, 1995                      $ 37,754       $  31,190       $ 388,856

  Employer contributions                                            (23,749)         40,814
  Employee contributions                              2,026          43,997         359,758
  Investment income                                     467           1,822          54,689
  Benefit payments                                  (47,268)        (19,389)        (66,657)
  Unrealized appreciation                                                            89,016
  Other transfers, net             $   7,477         39,117           3,656
                                   ---------       --------       ---------       ---------

Net assets available for
    benefits at December 31, 1995  $   7,477       $ 32,096       $  37,527       $ 866,476
                                   =========       ========       =========       =========

NORWOOD PROMOTIONAL PRODUCTS, INC. EMPLOYEES 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1996 AND 1995


NOTE G - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits from the financial statements to the Form 5500 at December 31, 1996:

  Net assets available for benefits per the financial statements    $ 2,743,943
  Accrual of contributions not received by Plan until 1997              (61,660)
                                                                    -----------

         Net assets available for benefits per the Form 5500        $ 2,682,283
                                                                    ===========

NOTE H - PLAN ASSET TRANSFER

Effective January 1, 1996, $903,939 of net plan assets of the ArtMold Products Corporation 401(k) Plan were transferred to the Plan.

                             SUPPLEMENTAL SCHEDULES

NORWOOD PROMOTIONAL PRODUCTS, INC. EMPLOYEES 401(k) PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
FORM 5500 - ITEM 27(a)        EIN 74-2553074
DECEMBER 31, 1996


   (a)                    (b)                                    (c)                             (d)             (e)
                                                  Description of Investment Including
               Identity of Issue, Borrower         Maturity Date, Rate of Interest,                             Current
                 Lessor or Similar Party           Collateral, Par or Maturity Value             Cost          Cost Value
---------     ----------------------------        ----------------------------------          ------------     -----------

                    AIM Limited Maturity             Mutual fund investing in                  $   283,536      $  284,581
                       Treasury Fund                 U.S. Treasury and similar
                                                     Securities with maturities
                                                     ranging from 12 to 24 months.

                    PIMCO Low Duration Bond          Mutual fund investing in                      396,922         402,094
                      Fund                           fixed income securities with
                                                     a portfolio duration of
                                                     1 to 3 years

                    Dodge & Cox                      Mutual fund investing in
                       Balanced Fund                 common stocks, preferred
                                                     stocks and bonds                              863,982         910,650


                    AIM Aggressive Growth Fund       Mutual fund with an emphasis on             1,017,313         944,395
                                                     higher risk stocks

                    Norwood Promotional Products,    4,720 shares of no par value common
                       Inc. common stock             stock                                          88,801          86,140

                    Participant loans                Loans to participants, collateralized
                                                     by vested interest of account, interest
                                                     from 8.25% to 9.00%                                 0          46,046

   *                Frost National Bank              Cash equivalent account                         8,377           8,377
                                                                                               -----------      ----------

                                                                                               $ 2,658,931      $2,682,283
                                                                                               ===========      ==========

   *  Person known to be party-in-interest to the plan

NORWOOD PROMOTIONAL PRODUCTS, INC. EMPLOYEES 401(k) PLAN
SCHEDULE OF REPORTABLE TRANSACTIONS
FORM 5500 - ITEM 27(d)        EIN 74-2553074
YEAR ENDED DECEMBER 31, 1996


           (a)                  (b)                  (c)               (d)               (e)


       Identity of        Description of           Purchase          Selling
     Party Involved            Asset                 Price            Price             Lease
     --------------       --------------          ----------       ----------         ---------
       N/A                 Short-Term Prime      $ 1,511,914

       N/A                 Short-Term Prime                         $ 1,399,494

       N/A                 AIM Limited Maturity
                           Treasury Fund             436,494

       N/A                 AIM Limited Maturity
                           Treasury Fund                                197,453

       N/A                 PIMCO Low
                           Duration Bond Fund        462,485

       N/A                 PIMCO Low
                           Duration Bond Fund                           113,687

       N/A                 Fidelity Balanced Fund                       261,117

       N/A                 Dodge & Cox
                           Balanced Fund           1,621,457

       N/A                 Dodge & Cox
                           Balanced Fund                                760,292

       N/A                 AIM Aggressive
                           Growth Fund             1,300,327

       N/A                 AIM Aggressive
                           Growth Fund                                  800,514

       N/A                 Norwood Promotional
                           Products Common Stock     117,403

       N/A                 Norwood Promotional
                           Products Common Stock                         21,457


           (a)              (f)                 (g)               (h)               (i)
                                                                Current
                                                               Value on             Net
       Identity of         Expense             Cost of         Transaction          Gain
     Party Involved       Incurred              Asset              Date            (Loss)
     --------------       --------           ---------        -----------        --------
       N/A                                                     $ 1,511,914

       N/A                                  $ 1,399,494          1,399,494

       N/A
                                                                   436,494

       N/A
                                                197,264            197,453        $    189

       N/A
                                                                   462,485

       N/A
                                                113,992            113,687            (305)

       N/A                                      248,027            261,117          13,090

       N/A
                                                                 1,621,457

       N/A
                                                743,499            760,292          16,793

       N/A
                                                                 1,300,327

       N/A
                                                598,690            800,514         201,824

       N/A
                                                                   117,403

       N/A
                                                 28,602             21,457          (7,145)


NOTE: ALL TRANSACTIONS REPORTED REPRESENT A SERIES OF TRANSACTIONS.

                              INDEX TO EXHIBITS


EXHIBIT
NUMBER           DESCRIPTION
-------          -----------
 23.1            Consent of Akin, Doherty, Klein & Feuge, P.C.
